

Provident Announces Construction of a Truck Terminal at Cromer, Manitoba, September Cash Dividend and Presentation at Peters & Co. Limited 2011 North American Oil & Gas Conference

News Release 23-11

September 8, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA – Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announces today that it's previously disclosed $10 million increase in expansion capital is related to the construction of a truck unloading terminal located at Cromer, Manitoba. The terminal, plus associated storage, will have an initial capacity of approximately 2,000 barrels per day of natural gas liquids production from the Bakken area. The natural gas liquids from this terminal will be injected into the Enbridge mainline for transport to Sarnia, Ontario. Provident has entered into a supply agreement with Petrobakken Energy Ltd. to underpin the terminal project and, as supply in the area grows, Provident will be able to expand its terminal on a very cost effective basis.

 "The Cromer terminal project is a key initiative that was an important part of our Three Star Trucking Ltd. acquisition strategy, is underpinned with producer supply agreements, augments our Empress East NGL supply, and will be immediately accretive to EBITDA" said President and Chief Executive Officer, Doug Haughey.

Provident anticipates the project will cost approximately $10 million to complete and will begin receiving volumes in the first quarter of 2012.

September Dividend

Provident's September cash dividend of $0.045 per share is payable on October 14, 2011 and will be paid to shareholders of record on September 21, 2011. The ex-dividend date will be September 19, 2011. Provident's 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on September 7, 2011 of $8.34, Provident's yield is approximately 6.5 percent.

For shareholders receiving their dividends in U.S. funds, the September 2011 cash dividend will be approximately US$0.045per share based on an exchange rate of 1.011. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Peters & Co. Limited 2011 North American Oil & Gas Conference

Brent Heagy, Senior Vice President, Finance and Chief Financial Officer, will be presenting at the Peters & Co. Limited North American Oil and Gas Conference in Toronto, Ontario on Tuesday, September 13, 2011 at 2:15 p.m. eastern time. A link to the webcast will be available on Provident's website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Investor Relations	**Corporate Head Office:**
Kim Anderson	2100, 250 –2nd Street SW
Director Finance & Investor Relations	Calgary, Alberta T2P 0C1
Ashley Nuell	Phone: (403) 296-2233
Investor Relations & Communications Analyst	Toll Free: 1-800-587-6299
Phone (403) 231-6710	Fax: (403) 264-5820
Email: info@providentenergy.com	www.providentenergy.com